UNITED STATES               OMB APPROVAL
                     SECURITIES AND EXCHANGE COMMISSION   OMB Number 3235-0058
                           Washington, D.C. 20549        Expires: March 31, 2006
                                                         Estimated avg burden
                                                         hours per response..2.5
                                FORM 12b-25
                                                           SEC FILE NUMBER
                       NOTIFICATION OF LATE FILING             0-19118
                                                            CUSIP NUMBER
                                                              003830106


(Check one):[X]Form 10-K  [ ]Form 20-F [ ]Form 11-K  [ ]Form 10-Q  [ ]Form 10-D
            [ ]Form N-SAR [ ]Form N-SAR

            For Period Ended: December, 31, 2005

            [ ] Transition Report on Form 10-K
            [ ] Transition Report on Form 20-F
            [ ] Transition Report on Form 11-K
            [ ] Transition Report on Form 10-Q
            [ ] Transition Report on Form N-SAR
            For the Transition Period Ended:________________

--------------------------------------------------------------------------------
  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
--------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Abraxas Petroleum  Corporation
--------------------------------------------------------------------------------
Full Name of Registrant

--------------------------------------------------------------------------------
Former Name if Applicable

500 N. Loop 1604 East, Suite 100
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

San Antonio, Texas 78232
--------------------------------------------------------------------------------
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     |    (a)    The reasons described in reasonable detail in Part III of this
     |           form could not be eliminated  without  unreasonable  effort or
     |           expense
     |
     |    (b)    The subject  annual  report,  semi-annual  report,  transition
     |           report on Form 10-K,  Form 20-F, Form 11-K, Form N-SAR or Form
     |           N-CSR,  or  portion  thereof,  will be filed on or before  the
 [X] |           fifteenth  calendar day following the  prescribed due date; or
     |           the subject quarterly report or transition report on Form 10-Q
     |           or  subject  distribution  report  on Form  10-D,  or  portion
     |           thereof,  will be filed on or before  the fifth  calendar  day
     |           following  the  prescribed  due date;  and
     |
     |    (c)    The  accountant's  statement or other exhibit required by Rule
     |           12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SEC 1344(03-05)Persons who are to  respond  to the  collection  of  information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Abraxas Petroleum Corporation (the "Registrant") could not file its Form 10-K for the year ended December 31, 2005 without unreasonable effort or expense because the Registrant is still in the process of providing information necessary for its independent auditors to complete: (i) their audit of the Registrant's financial statements for the year ended December 31, 2005, and (ii) their audit of management's assessment of the effectiveness of Registrant's internal control over financial reporting as of December 31, 2005 in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules of the Public Company Accounting Oversight Board.

The Registrant anticipates that it will be able to file its Form 10-K within the additional 15 day period specified in Rule 12b-25(b)(2)(ii).


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Chris E. Williford                  210                          490-4788
--------------------------------------------------------------------------------
(Name)                          (Area Code)                  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).[X] Yes No[ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [X] No [ ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         On March 6, 2006, the Company furnished a Form 8-K to the Securities and Exchange Commission incorporating a press release that announced the Company's financial results for the quarter and fiscal year ended December 31, 2005. The Company reported net income in 2005, from continuing operations, of $6.3 million (or $0.16 per share) compared to a net loss in 2004 of $9.6 million (or $0.26 per share), from continuing operations, excluding the income tax benefit in 2004 of $6.1 million related to the Grey Wolf IPO and the $12.6 million gain on debt redemption booked as a result of the refinancing completed in October of 2004. Net income in 2005, including discontinued operations, of $16.9 million (or $0.43 per share) compares to net income in 2004 of $12.4 million (or $0.34 per share), including discontinued operations.

         On March 16, 2006, the Company issued a press release revising the previously reported earnings as a result of the accounting treatment of its gain on the disposition of Grey Wolf in February 2005. The change in accounting treatment resulted in an increase of $2.2 million in income from discontinued operations.

--------------------------------------------------------------------------------

                          Abraxas Petroleum Corporation
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 16, 2006                      By  /s/Chris E. Williford
     ---------------                     -----------------------------------
                                            Chris E. Williford
                                            Executive Vice President
                                            and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


--------------------------------------------------------------------------------
  ATTENTION Intentional misstatements or omissions of fact constitute Federal
                   Criminal Violations (See 18 U.S.C. 1001).
--------------------------------------------------------------------------------